March 7, 2013

Ms. Amy Starr

Chief, Office of Capital Markets Trends

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Barclays Bank PLC

424 Prospectuses relating to Registration Statement on Form F-3ASR

Filed August 31, 2010 (File No. 333-169119)

Dear Ms. Starr:

I write on behalf of Barclays Bank PLC (“Barclays”) in response to your letter dated April 12, 2012 (the “April 12 Letter”) and your letter dated February 21, 2013 (the “February 21 Letter” and, together with the April 12 Letter, the “Staff Letters”) relating to the above-referenced registration statement (the “Registration Statement”).

With respect to structured note offerings that are offered pursuant to the Registration Statement and distributed by affiliates of Barclays, we confirm that we will comply promptly with the comments in the February 21 Letter, and with the comments in the April 12 Letter in a manner consistent with our response letter dated April 27, 2012 to the April 12 Letter.1 With respect to structured note offerings offered pursuant to the Registration Statement that are distributed by non-affiliated third party distributors/intermediaries, we are working with these distributors/intermediaries to ensure compliance, as stated above, with the comments in the Staff Letters as soon as practicable to reach an agreement with them on the required disclosure.

[1]	Our response letter dated April 27, 2012 was subject to a confidentiality request.

Ms. Amy Starr

Chief, Office of Capital Markets Trends

Division of Corporation Finance

United States Securities and Exchange Commission

If you have any questions, please contact Shirin Emami by telephone at (212) 412-7552 or by email at Shirin.Emami@barclays.com.

Yours very truly,

/s/ Kevin Burke

Kevin Burke / jw
Global Head of Investor Solutions

cc:	Christopher Lucas

Michael Crowl, Esq.

Shirin Emami, Esq.

(Barclays Bank PLC)